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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 53640

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____1/01/08_____ AND ENDING_____12/31/08_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Scura, Rise & Partners Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1211 Avenue of the Americas
                              (No. and Street)

New York   NY   10036
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Scura   (212) 596-3383
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pustorino, Puglisi & Co., LLP
                    (Name – if individual, state last, first, middle name)

515 Madison Avenue   New York   NY   10022
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section

MAR 0 2 2009

Washington, DC
111

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Paul Scura_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Scura. Rise & Partners Securities. LLC_____, as of __December 31_____, 20 __08____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GILLIAN R AMOS
Notary Public - State of New York
NO. 01AM6043362
Qualified in New York County
My Commission Expires _06/12/2010_

_____
Signature

Managing Partner
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SCURA, RISE & PARTNERS SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

SCURA, RISE & PARTNERS SECURITIES, LLC
(LIMITED LIABILITY COMPANY)
INDEX
DECEMBER 31, 2008



PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022
(212) 832.1110 FAX (212) 755.6748

INDEPENDENT AUDITORS' REPORT

The Managing Member
Scura, Rise & Partners Securities, LLC

We have audited the accompanying statement of financial condition of Scura, Rise & Partners Securities, LLC (the "Company") as of December 31, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Scura, Rise & Partners Securities, LLC as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

PUSTORINO, PUGLISI & CO., LLP
New York, New York
February 23, 2009

1

SCURA, RISE & PARTNERS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS
Cash and cash equivalents	$	24,691
Prepaid expenses		11,001
Other assets		2,211
TOTAL ASSETS	$	37,903

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES
Accrued expenses payable	$	1,576
MEMBER'S EQUITY		36,327
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	37,903

See accompanying notes to financial statements.

Note 1 – Organization:

Scura, Rise & Partners Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Securities Dealers, Inc. ("NASD"). The Company was founded in December 2001 under the laws of Delaware. The Company provides investment banking and related financial advisory services to institutional clients. It operates out of one office in New York City, NY.

The Company is wholly owned by Scura, Rise & Partners, LLC, (Parent) a New York City investment banking firm.

Note 2 – Significant Accounting Policies:

Basis of Presentation:

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition:

The Company records fees as they are earned based on the services provided or the closing of certain securities transactions.

Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes:

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result no federal or New York State income taxes are provided as they are the responsibility of the individual members. The Company records its allocable share of New York City Unincorporated Business Tax.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (Cont'd):

New Accounting Pronouncements:

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN48). The interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2007, which was later deferred to years beginning after December 15, 2008 by the FASB. This standard provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company does not expect the adoption of FIN48 to have an effect on its financial statements.

Note 3 – Concentrations:

The Company maintains all of its cash in several major banks, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

During 2008, the Company provided services to one major customer, resulting in revenues of approximately 71% of total revenues.

Note 4 – Net Capital Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. As of December 31, 2008, the Company had net capital of $23,115, which exceeded its requirement by $18,115. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. As of December 31, 2008, this ratio was .07:1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 – Commitments:

The Company is funding a lease for office space which is the name of the Parent. The future rent commitment to the Parent under this lease is as follow:

2009 $ 124,824

Rent expense for 2008 was $374,472.

PUSTORINO,
PUGLISI
& CO.,LLP
CERTIFIED PUBLIC ACCOUNTANTS
515 MADISON AVENUE
NEW YORK, NEW YORK 10022